UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB

For Period Ended: December 31, 1997                       SEC FILE NUMBER I-9418
                                                        CUSIP NUMBER 232456 20 2
[X]  Transition  Report  on Form  10-KSB
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For Period Ended: December 31, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

                Full Name of Registrant            CyberAmerica Corporation

                Former Name if Applicable          N/A

                Address of Principal Executive Office:
                   268 West 400 South, Suite 300
                   Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period. During 1997, the Company experienced substantial turnover and reduction in its accounting department which was reduced from eight individuals to three during 1997. This event resulted in changes with respect to the personnel and policies of the department which delayed the completion of the Company's audit and which could not have been avoided without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Richard Surber            President             (801) 575-8073
                      (Name)                  (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                              (X ) Yes  (  )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               (X ) Yes  (  ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company sustained an operating loss of $1,909,755 for the year ended 1996, which was primarily attributable to substantial expenditures toward operations which have since been discontinued. While the Company also anticipates an operating loss for 1997, the Company anticipates that it will be significantly decreased from 1996. The Company anticipates that this decrease in operating loss will result from the Company's discontinuance of unprofitable operations and from gains realized from the sale of two commercial properties during 1997. The Company currently projects operating loss for 1997 to be $505,632.


                            CyberAmerica Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 31, 1998            By: /s/ Richard D. Surber
                                   Name:  Richard Surber
                                   Title:  President